

July 11, 2011

Via E-mail
Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
10220 South 51st Street, Suite 2
Phoenix, AZ 85044-5231

      Re: Insys Therapeutics, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed June 28, 2011
              File No. 333-173154

Dear Mr. Babich:

      We have reviewed your amended registration statement and response letter filed June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 74

1. Refer to your response to our prior comment one. It remains unclear why it is appropriate to use the February 15, 2011 valuation to determine the fair value of the 31 million options granted on March 28, 2011 and why you have valued the common stock at $4.88 on March 28, 2011 when the mid-point of the offering range is $15. Please address the following:

- In your June 9, 2011 response you cite the following two reasons, amongst others, to support the increased value of the common stock: "The Company's New Drug Application ("NDA") for its Fentanyl SL Spray product candidate was submitted to the U.S. Food and Drug Administration ("FDA")" and " the Company entered into a commercial manufacturing and packaging agreement with Catalent Pharma Solutions, LLC for its Dronabinol SG Capsule and Dronabinol RT product candidates. This agreement will be important for the commercial sale of these product candidates upon approval." Is it is unclear why you now think that these events added no amount to the value of the common stock. Please further explain to us why you believe this to be the case.
- Clarify the nature of the correspondence with the FDA that took place between February 15, 2011 and March 28, 2011, and why you believe this correspondence did not materially impact the value of the stock.
- You state that you did not utilize a valuation from the underwriters on March 28, 2011. Please tell us why this was the case as you filed an S-1 on March 30, 2011.
- Tell us why the probabilities of the six scenarios used for the February 15, 2011 Probability Weighted Expected Return Method were still appropriate at March 28, 2011, considering that you filed an S-1 on March 30, 2011.
- Tell us the names of the comparable and relevant companies, how you determined that these companies were both comparable and relevant to the company and the increases in their stock prices.

Sales and Marketing, page 98

2. We note you response to comment 2 and your disclosure that the company must pay a "low double digit" percentage royalty under the agreement. As this percentage range could encompass a larger range of royalties than ten percentage points, please revise your disclosure to narrow the percentage range of royalties. For example, a disclosed range of "between 10% and 20%" or "in the twenties" would be sufficiently narrow.

3. We note your response to comment 3. Please note that we view the exclusive nature of your supply agreement to be material information for investors. Please revise your prospectus to disclose that AptarGroup is currently obligated to serve as the exclusive source for your delivery device provided that the company meets various payment obligations, and purchase and delivery requirements. In this regard, please disclose the aggregate amount of success fees that must be paid by the company to retain exclusivity and that in future years the Company may be required to satisfy minimum purchase requirements to maintain exclusivity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Matthew T. Browne, Esq.
        Charles S. Kim, Esq.
        Sean M. Clayton, Esq.
        Cooley LLP